SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite St., Suite 350

Greenwood Village, CO 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

April 25, 2023

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Energys Group Limited
Registration Statement on Form F-1, Submitted Confidentially

Ladies and Gentlemen:

On behalf of our client, Energys Group Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we wish to inform you that that we submitted, via EDGAR on this date, a draft registration statement on Form F-1 (the “Draft Registration Statement”). The Draft Registration Statement relates to the planned initial public offering of ordinary shares of the Company, US$0.0001 par value per share. We are also submitting via EDGAR certain exhibits to the Draft Registration Statement and will provide the remainder of the exhibits in subsequent submissions or filings.

The Company is submitting the Draft Registration Statement on a confidential basis in accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) and confirms that (i) it is an “emerging growth company,” as defined in the Securities Act, (ii) the Company’s common equity securities have not been sold pursuant to an effective registration statement, and (iii) the Company will publicly file the initial confidential submission and all amendments thereto no later than 15 days prior to the date the Company first conducts a road show for its proposed initial public offering.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding any accounting matters, you may contact Patrick Wong of WWC, P.C. at (650) 638 0808 (email: patrick@wwccpa.com).

Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Energys Group Limited
Joseph Stone Capital, LLC
Carmel, Milazzo & Feil LLP
Gately Legal
WWC, P.C. GCA Advisors Limited